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05040667

SECU[illegible] [illegible]ION


SEC MAIL
RECEIVED
PROCESSING
MAR 0 3 2005
WASH. D.C.
SECTION

ANN[illegible] [illegible]ED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SouthTrust Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 North 20th Street
(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren Moore 205-254-5498
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 North 20th Street Suite 1800	Birmingham	AL	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Warren Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SouthTrust Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified as that of a customer of the Company's financial statements as of December 31, 2004.

Signature

Financial Officer
Title



Notary Public

MY COMMISSION EXPIRES
SEPTEMBER 3, 2007

CONTENTS OF REPORT

This report contains (check all applicable boxes)

√ (a) Facing page

√ (b) Consolidated Statement of Financial Condition

√ (c) Consolidated Statement of Income

√ (d) Statement of Changes in Financial Condition

√ (e) Consolidated Statement of Changes in Stockholder's Equity

√ (f) Statement of Changes in Liability Subordinated to Claims of Creditors

√ (g) Computation of Net Capital.

√ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3

√ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3

√ (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3

√ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

√ (l) An Oath or Affirmation

(m) A copy of the SIPC Supplemental Report

(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this Filing, see section 240.17a5(e)(3).

SOUTHTRUST SECURITIES, LLC
AND SUBSIDIARIES
(A Wholly Owned Subsidiary of EVEREN Capital Corporation)

Consolidated Statements of Financial Condition

December 31, 2004 and 2003

Assets		**2004**	**2003**
Cash	$	3,552,744	9,606,368
Deposits with clearing organizations		100,000	100,000
Trading account securities, at fair value		69,615,395	82,986,259
Securities purchased under agreements to resell		3,558,750	35,198
Due from brokers, dealers, and clearing organizations		20,425,162	53,776,580
Due from customers		591,282	1,284,736
Accrued interest receivable		490,911	345,385
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization		910,265	1,139,102
Other assets		1,089,857	2,568,007
Total assets	$	100,334,366	151,841,635
Liabilities and Stockholder's Equity			
Due to brokers, dealers, and clearing organizations	$	4,057,760	17,453,062
Due to customers		63,452	947,763
Securities sold, not yet purchased, at fair value		16,038,260	53,350,154
Accounts payable, accrued expenses, and other liabilities		10,350,267	3,996,202
		30,509,739	75,747,181
Commitments and contingencies (note 9)			
Subordinated borrowings from Parent		10,000,000	10,000,000
Stockholder's equity:			
Common stock, $1 par value. Authorized and outstanding 1,000 shares		1,000	1,000
Additional paid–in capital		—	5,763,470
Retained earnings		59,823,627	60,329,984
Total stockholder's equity		59,824,627	66,094,454
Total liabilities and stockholder's equity	$	100,334,366	151,841,635

See accompanying notes to consolidated financial statements.